Exhibit 23.1

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our reports dated September 18, 2012, relating to the consolidated financial statements of Kimber Resources Inc. and subsidiaries (“Kimber”) (which report expresses an unqualified opinion and includes an emphasis of matter paragraph relating to our consideration of going concern), and the effectiveness of Kimber’s internal control over financial reporting appearing in the Annual Report on Form 20-F of Kimber for the year ended June 30, 2012. We also consent to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

“Deloitte LLP”

Independent Registered Chartered Accountants
Vancouver, Canada
January 22, 2013